EXHIBIT 99.1

Acasti Signs Manufacturing Agreement

LAVAL, Quebec, July 31, 2013 (GLOBE NEWSWIRE) -- Acasti Pharma ("Acasti" or the "Corporation") (Nasdaq:ACST) (TSX-V:APO), a Neptune Technologies & Bioressources Inc.'s ("Neptune") subsidiary, announces that it has signed an agreement with a world leader in natural based specialty chemicals for the manufacturing of CaPre® clinical material in expectation of upcoming Pharmacokinetics (PK) and phase III clinical trials in the USA and to substantiate its upcoming submission of an Investigational New Drug (IND) filing.

"Acasti's manufacturing processing steps will be followed using current Good Manufacturing Practices (cGMP) guidelines, utilizing scrutinized process directives under our direct supervision," highlighted Dr. Harlan W. Waksal, Executive Vice President, Business and Scientific Affairs at Acasti. Specialized krill oil raw material will first be produced by a North American company using Neptune's proprietary production process. It will then be sent to the specialty chemicals manufacturer for further processing, including purification and formulation into CaPre® under cGMP guidelines.

"These agreements will ensure sufficient quantities of CaPre® for expected PK and Phase III clinical trials," added Dr. Waksal. "They will also play a crucial role in the preparation of the Chemistry, Manufacturing and Control (CMC) section of Acasti's IND submission to conduct the clinical trials in the USA.  This marks a major milestone and an important step in driving further value creation." Acasti intends to initiate discussions to manufacture CaPre® at full plant scale, should regulatory approval for commercialization in the USA be obtained. Names of potential partners are not disclosed for confidentiality and strategic reasons.

Acasti is currently conducting Phase II clinical trials of CaPre®, with the final report for the open-label, dose ranging study (COLT) expected for this summer and completion of the double blind, placebo controlled study (TRIFECTA) projected for the first half of calendar 2014. Concurrently with these trials, the Corporation is moving forward with its plan to submit an IND filing with the U.S. Food and Drug Administration (FDA) to initiate PK and phase III clinical trials of CaPre® in the USA.

About Acasti Pharma Inc.

Acasti is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti's proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti is focusing initially on treatments for chronic cardiovascular and cardiometabolic conditions within the medical food and prescription drug markets.

"Neither NASDAQ nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Corporation to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties,  readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates,"  "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Corporation's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.

CONTACT: Acasti Contact:
         Xavier Harland
         Chief Financial Officer
         +1.450.687.2262
         x.harland@acastipharma.com
         www.acastipharma.com

         Howard Group Contact:
         Dave Burwell
         (888) 221-0915
         dave@howardgroupinc.com
         www.howardgroupinc.com